1095 Avenue of the Americas
New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

____________________________

STEPHEN H. BIER

stephen.bier@dechert.com

+1 212 698 3889 Direct

+1 202 261 3092 Fax

September 15, 2023

Timothy Worthington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Muzinich Corporate Lending Income Fund, Inc. Form 10 Registration Statement File No. 000-56572

Dear Mr. Worthington:

We are writing in response to comments provided on August 16, 2023 with respect to the registration statement filed on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on July 17, 2023, on behalf of Muzinich Corporate Lending Income Fund, Inc. (f/k/a Muzinich Direct Lending Income Fund, Inc.) (the “Company”), a closed-end fund that will elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the amended Registration Statement (the “Amended Registration Statement”) to be filed concurrently herewith. All terms not defined herein shall have the meaning ascribed in the Amended Registration Statement.

On behalf of the Company, set forth below are the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments along with the Company’s responses to or any supplemental explanations of such comments, as requested.

General

Comment 1. We note that portions of the Form 10 are incomplete. Please ensure that the fee table, hypothetical expense examples, and financials are provided in an amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response 1. The Company respectfully acknowledges the Staff’s comment and will provide all information required under Form 10 in the Amended Registration Statement. The Company advises the Staff that Form 10 does not require the inclusion of a fee table or expense example and thus the Company respectfully declines to include a fee table or expense example. Given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

Comment 2. Please supplementally provide the staff a copy of the Adviser’s Investment Management Agreement (or form of).

Response 2. The Company respectfully acknowledges the Staff’s comment and will include a form of the Advisory Agreement as an exhibit to the Amended Registration Statement.

Comment 3. The staff notes that the name of the Company includes the term “Direct Lending.” Section 35(d) of the Act prohibits the use of “any word or words in a fund name that the Commission finds are materially deceptive or misleading.” Rule 35d-1 under the Act requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. In light of the Company’s name, please clarify that the Company will invest at least 80% of its assets in credit investments that are directly originated by the Company.

Response 3.

The Company has determined to change its name to “Muzinich Corporate Lending Income Fund, Inc.” In connection therewith, the Company has adopted the following policy: “Under normal circumstances, the Company will invest at least 80% of its total assets in debt instruments of corporate issuers, including directly originated loans, club deals (investments generally made by a small group of lenders), broadly syndicated loans (investments generally arranged or underwritten by investment banks or other intermediaries), high yield and/or investment grade bonds, structured credit investments (including indebtedness issued by collateralized loan obligation vehicles (“CLOs”)), and other debt-related instruments. The Adviser may, without limitation, lead and structure a transaction as sole-lender, as the agent of a club credit facility (a group of similar direct lenders), or may participate as a non-agent investor in a large club or syndicated transactions. If the Company changes its 80% policy, the Company will provide stockholders with at least 60 days’ prior notice of such change.”

Explanatory Note

Comment 4. The first paragraph of the section states that the Company is filing the registration statement on Form 10 “to comply with appliable requirements for the quotation or listing of its securities on a national securities exchange or other public trading market.” We note that in other sections of the Form 10, the Company states that it is uncertain its Shares will be listed on a public market; for example, see the second bolded bullet point in the Explanatory Note. Please clarify if the Company currently has plans to list its securities on an exchange. If not, please delete the statement in the first paragraph of the section.

Response 4. The Company does not currently have plans to list its securities on an exchange. The disclosure has been revised accordingly.

Comment 5. Within the bolded bullet points, please disclose, if applicable, that:

a)	An investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company;

b)	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results;

c)	The privately-held companies and below-investment-grade securities (sometimes referred to as “high yield bonds,” “junk bonds” or “leveraged loans”) in which the Company will invest will be difficult to value and are illiquid;

d)	The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments;

e)	Distributions may be funded from borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to holders of Shares through distributions will be distributed after payment of fees and expenses. The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance. This may reduce an investor’s adjusted tax basis in the Shares, thereby increasing the investor’s potential taxable gain or reducing the potential taxable loss on the sale of Shares.

Response 5. The disclosure has been revised accordingly.

Comment 6. Please revise the first bullet point to include a discussion of transfers and assignments.

Response 6. The disclosure has been revised accordingly.

Summary of Risks

Comment 7. The second bullet on page iii states that, “We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.” Please revise the disclosure to clarify that the Company is subject to the diversification test in Subchapter M of the Internal Revenue Code. Please also make conforming revisions to the risk disclosure on page 31.

Response 7. The disclosure has been revised accordingly.

Comment 8. The third bullet point on page (iii) states that “if we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company, which would subject us to additional regulatory restrictions.” Please revise the sentence to state that the Company “might be regulated as a closed-end investment company required to register under the 1940 Act.”

Response 8. The disclosure has been revised accordingly.

Comment 9. The seventh bullet point on page (iii) discloses that the Company might fund a portion of its investments with preferred stock. Please supplementally confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosures.

Response 9. The Company supplementally confirms to the Staff that it does not intend to issue preferred stock within one year.

Comment 10. The eighth bullet point on page (iii) discloses that “Our board may change investment objective, operating policies and strategies without prior notice or stockholder approval.” Please clarify that such changes would be subject to the 1940 Act (e.g. Section 58 of 1940 Act).

Response 10. The disclosure has been revised accordingly.

Comment 11. The Staff notes that within the ninth bullet point of the summary of risks, the Company states that “Our Adviser may act in a riskier manner on our behalf than it would when acting for its own account because its responsibilities and liability to us are limited under the Advisory Agreement.” Please disclose how the Adviser’s responsibilities and liabilities are limited under the Investment Advisory Agreement. We may have additional questions.

Response 11. The Company refers the Staff to “Item 1A – Risk Factors – Our Adviser may act in a riskier manner on our behalf than it would when acting for its own account because its responsibilities and liability to us are limited under the Advisory Agreement,” which discloses that the Company’s Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser will not be liable to the Company for their acts under the Advisory Agreement, absent willful misfeasance, bad faith or gross negligence in the performance of their duties, or by reason of their reckless disregard of their obligations and duties under the Advisory Agreement.

Comment 12. The fourth bullet point on page iv discloses investments in companies “experiencing significant financial or business difficulties.” Please clarify if this disclosure contemplates investments in defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with such investments.

Response 12. The Company supplementally advises the Staff that the Company does not currently contemplate that making investments in defaulted or partially defaulted loans will be a principal investment of the Company. The Company refers the Staff to “Item 1A – Risk Factors – By originating loans to companies that are experiencing, or that after investment experience, significant financial or business difficulties, we may be exposed to distressed lending risks.”

Comment 13. The eighth bullet point on page iv contemplates the use of derivatives. Please disclose how the Company may use derivatives within the overall strategy as a direct lending fund. For example, please disclose if derivatives will be used for hedging purposes, to obtain market exposure or something else.

Response 13. Although not part of its principal investment strategies, the Company may invest in derivative instruments (including, but not limited to, for leveraging and hedging purposes). To the extent that the Company engages in any such transactions, the Company will limit the derivatives exposure attributable to all derivatives transactions to 10% of the Company’s net assets in accordance with the provisions of Rule 18f-4(c)(4)(i)(B) under the 1940 Act. The Company refers the Staff to “Item 1A – Risk Factors – We may invest in derivatives or other assets that expose us to certain risks, including markets risk, liquidity risk, and other risks similar to those associated with the use of leverage,” which explains that the Company intends to qualify as a “limited derivatives user” under Rule 18f-4 and has adopted policies and procedures to comply with Rule 18f-4.

Comment 14. The thirteenth bullet point on page iv contemplates payment of dividends in Shares. Please disclose briefly potential adverse tax consequences for investors and/or include a cross reference to the more detailed discussion in the registration statement that discusses such potential risks.

Response 14. The Company has revised the noted bullet point accordingly. The Company notes that adverse tax consequences in this circumstance is discussed elsewhere in the Registration Statement, and the Company refers the Staff to “Item 1A – Risk Factors – Our stockholders may receive shares of our Common Stock as dividends, rather than cash, and because the distribution of our Common Stock will generally still be treated as a dividend for U.S. federal income tax purposes, this could result in adverse tax consequences to stockholders.” The Company respectfully declines to include a cross-reference in the Summary Risk section to this risk in Item 1A. The Company believes a cross-reference in the Summary Risk section is inconsistent with the practice of BDCs and detracts from the usefulness of Summary Risks.

Item 1. Business — (a) General Development of the Business

Comment 15. Throughout the section, the Company refers to its equity as “Shares.” In the previous section, the Company refers it is equity as “Common Stock.” For clarity, please consider using only one defined term to refer to the Company’s common stock.

Response 15. The disclosure has been revised accordingly.

Comment 16. The second paragraph on page 1 states that, “The Company uses the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose Shares are intended to be sold by the BDC on a continuous basis at a price generally [emphasis added] equal to the BDC’s net asset value (“NAV”) per share.” Please:

a)	Supplementally explain the use of the qualifier “generally;” and

b)	Confirm that the Company will only sell Shares below NAV in compliance with Section 23(b) of the Act.

Response 16. The disclosure has been revised to reflect that the Company reserves the right to issue shares of Common Stock at a price above the then-calculated NAV per share to allocate initial organizational and offering expenses to newly admitted stockholders at any Subsequent Closing. The Company supplementally confirms that it will only sell shares below NAV per share in compliance with Sections 23(b) and 63(2) of the 1940 Act.

Comment 17. The second paragraph on page 1 states that, “Any repurchase program will be subject to the Company’s available cash, compliance with the RIC qualification and diversification rules, and the 1940 Act.” Please clarify that any repurchase program will also be subject to Rule 13e-4 of the Exchange Act.

Response 17. The disclosure has been revised accordingly.

Comment 18. The second paragraph on page 2 states that, “The minimum initial Subscription Amount is $[ ], unless waived by the Adviser.” Please disclose the circumstances in which the Adviser would waive the minimum initial subscription amount.

Response 18. The disclosure has been revised accordingly.

Comment 19. The sixth paragraph on page 2 discloses that should the Board determine to cause a liquidity event, each stockholder will be required to cooperate with the Company. The paragraph also discloses that the Board would not need shareholder consent to cause such a liquidity event.

a)	Please disclose the types of changes to the proposed governance and capital structure of the Company that would be necessary to conduct a Liquidity Event.

b)	Please include a bolded bullet point in the Explanatory Note that investors may bear the cost of a potential IPO and listing, neither of which may require a shareholder vote.

c)	Please add a clarifying statement that shareholder consent will not be sought to conduct a Liquidity Event unless required by the 1940 Act.

Response 19. The disclosure has been revised accordingly.

Item 1. Business – (c) Description of the Business

Comment 20. The second paragraph on page 3 discloses that, “The Company expects to invest across a number of different industries.” To the extent applicable, please disclose potential concentrations in any particular industry.

Response 20. The Company supplementally advises the Staff that it does not have concentration policies with respect to any particular industry.

Comment 21. The third paragraph on page discloses 3 that, “To a lesser extent, the Company may invest in special purpose vehicles and/or joint venture credit-like securities, other debt and equity securities.”

a)	Please clarify what constitutes “credit-like securities” or “other debt and equity securities.” Consider providing examples of each.

b)	In the appropriate sections of the registration statement, please provide more detail regarding the special purpose vehicles or joint ventures (e.g. structure, underlying investments).

c)	To the extent any of the above investments would be principal investments, please include corresponding risk disclosure.

Response 21. The Company may make investments through wholly-owned subsidiaries. Investments in other special purpose vehicles or joint ventures will not be a part of the Company’s principal investment strategy, however, the Company may invest in such investments. The Company refers the Staff to “Item 1A – Risk Factors – We may form one or more CLOs, which may subject us to certain structured financing risks,” which discusses how special purpose vehicles may be used in connection with CLO formation transactions. The Company also refers the Staff to “Item 1A – Risk Factors – We may invest through various joint ventures,” which discusses how the company may invest in joint ventures and the nature of their structure and underlying investments. The Company believes the current disclosures are adequate.

Comment 22. The fourth paragraph on page 3 states that, “The Company’s investment strategy will also allocate a portion [emphasis added] of the overall portfolio to more liquid credit investments…” Please consider specifying what percentage, or range, of the Company’s assets will be allocated to more liquid credit investments.

Response 22. The Company respectfully acknowledges the Staff’s comment. The Company declines to specify a specific percentage or range of the Company’s assets that will be allocated to more liquid credit investments. The Company reserves the right to allocate a portion of the overall portfolio to more liquid credit investments to provide the portfolio with additional liquidity and to manage the Company’s payment obligations under its discretionary share repurchase program. The Company believes it is in the best interests of the stockholders to preserve flexibility in this regard rather than ascertain a fixed percentage or range of assets within the portfolio for such purposes.

Comment 23. The fifth paragraph on page 3 states that, “The Company’s private credit investments are typically expected to have maturities between three and eight years and to generally range in size between $10 million and $25 million, though this expected investment size may grow if the Company’s capital base grows and may shrink if the Company’s capital base shrinks (or does not reach its target size).” Please clarify what is meant by the statement that the Company’s capital base may shrink. For what reasons?

Response 23. The Company supplementally advises the Staff that the Company’s capital base may shrink under a number of scenarios, including in connection with share repurchase requests from stockholders and reductions in available borrowings under debt financing facilities.

Comment 24. The fifth paragraph on page 3 states that, “The Company seeks to avoid [emphasis added] start-ups or turn-around situations, as well as specialized industries such as real estate, regulated financial services, commodities, oil & gas extraction, firearms, tobacco, cannabis, and pornography, and businesses with significant technology risk.” Please clarify what is meant by “seeks to avoid.” May the Company invest in such investments? If so, under which circumstances would the Company make such investments?

Response 24. The Company has updated the disclosure to clarify the extent to which the company will exclude investments, including in new ESG disclosure.

Comment 25. The first paragraph of page 4 states that, the “The Company intends to use open-market secondary purchases to maintain liquidity for its share repurchase program and to manage cash before investing subscription proceeds into origination investments, while also seeking attractive investment returns.” Please clarify if the Company will maintain a portion of its assets in liquid investments at all times. See comment 21 above.

Response 25. The Company respectfully acknowledges the Staff’s comment. As noted in the Company’s response to Comment 22, the Company declines to specify a specific percentage or range of the Company’s assets that will be allocated to liquid investments.

Comment 26. In the first paragraph of page 4 the Company discusses “qualifying assets.” Please include a cross reference to the discussion later in the Form 10 that explains what constitutes a qualifying asset.

Response 26. The disclosure has been revised accordingly.

Comment 27. In the third paragraph of page 4, the Company states that, “In the future, the Company may also securitize a portion of its investments in any or all of the Company’s assets.” Furthermore, the Company lists “costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets” as an expense to be borne by the Company on page 10. To the extent the BDC utilizes a wholly owned subsidiary for tax or other purposes, please disclose that:

a)	The Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with a subsidiary so that the Company treats the subsidiary’s debt as its own.

b)	Any investment adviser to a subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and a subsidiary’s investment advisory agreements may be combined.

c)	Any investment in a subsidiary will comply with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

d)	The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

e)	The subsidiary or subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. If, however, the Company will only invest through wholly-owned Subsidiaries, disclose that the Company does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Company. “Primarily controlled” means (1) the Company controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Company’s control of the unregistered entity is greater than that of any other person.

f)	Please also confirm in correspondence that: (1) if a subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not?

Response 27. The Company does not currently have any wholly-owned subsidiary vehicles. The Company believes the current disclosure is sufficient and respectfully declines to revise the disclosure. The Company will take this opportunity, however, to note that wholly-owned subsidiaries are expected to be consolidated with the Company. Accordingly, the Company hereby confirms that (i) the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Sections 18 and 61) on an aggregate basis with its wholly-owned subsidiaries, (ii) the Advisory Agreement contemplates that the Adviser may provide its advisory services to the Company through a wholly-owned or controlled subsidiary, so the Company does not currently expect for an additional advisory agreement with any such subsidiary, (iii) each wholly-owned subsidiary vehicle is expected to comply with the 1940 Act provisions related to affiliated transactions (Section 57) and custody (Section 17), (iv) any principal strategies or risks of a subsidiary vehicle that constitute principal strategies or risks of the Company will be disclosed to investors, (v) the Company does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Company, (vi) no additional management fee will be paid by any wholly-owned subsidiary and the subsidiary’s expenses will be appropriately reflected in the Company’s financial statements, (vii) if organized and operating outside the United States, the wholly-owned subsidiary is expected to agree to designate an agent for service of process in the United States, (viii) the wholly-owned subsidiary will agree to be subject to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder, and (ix) the financial statements of a wholly-owned subsidiary are expected to be consolidated with those of the Company. The Company further advises the Staff that Form 10 does not require the inclusion of a fee table and thus the Company respectfully declines to include a fee table. Given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

Comment 28. Please remove the fifth paragraph of page 4 that states, “Because the Company intends to elect to be treated as a BDC under the 1940 Act and intends to qualify as a RIC under the Code, the Company’s portfolio will be subject to diversification and other requirements.” The paragraph restates similar information disclosed earlier in the registration statement. See Comment 6 above.

Response 28. The disclosure has been revised accordingly.

Comment 29. Please consider removing the first sentence of the sixth paragraph on page 4 that states that “[t]o date, the Company has not incurred leverage.” The Statement is unnecessary as the Company is new and has not commenced operations.

Response 29. The disclosure has been revised accordingly.

Comment 30. The last paragraph on page 4 states, that “The Company may seek to consummate an IPO and/or an Exchange Listing of its Common Stock at some point in the future in accordance with the Securities Act, subject to applicable Delaware law and the 1940 Act and without obtaining the consent of the stockholders.” Please include a similar statement in the Summary of Risks or as a bolded bullet point in the Explanatory Note.

Response 30. The disclosure has been revised accordingly.

Comment 31. The second paragraph on page 6 contemplates investments in debt instruments with PIK interest. Please clarify if pay-in-kind securities will constitute a principal investment of the Company and include appropriate risk disclosures.

Response 31. Seeking PIK interest is not a principal investment strategy of the Company, but the Company expects to invest in debt instruments that pay PIK interest. The Company refers the Staff to “Item 1A – Risk Factors – We may invest in instruments with a deferred interest feature,” which explains that the Company may invest in instruments with PIK interest and discloses risks presented by such investments.

Comment 32. Within the subsection pertaining to Indemnification on page 8, please clarify that nothing in the Advisory Agreement modifying, restricting or eliminating the duties or liabilities of the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, will apply to, or in any way limit, the duties (including an adviser’s fiduciary duty) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response 32. The disclosure has been revised accordingly.

Comment 33. Within the subsection pertaining to indemnification of the administrator on page 8, please clarify if there are any carve outs from indemnification, for example, for gross negligence or willful misconduct.

Response 33. The disclosure has been revised accordingly.

Comment 34. The Staff notes that with the subsection pertaining to payment of company expenses, bullet number (xii) on page 10, discloses that the Company will bear all costs associated with “fees, costs and expenses, if any, incurred by or on behalf of the Company in developing, negotiating and structuring prospective or potential investments that are not ultimately made…” Furthermore, bullet number (xv) states the Company will bear expenses associated with “investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors, to the extent properly borne by the Company), settling, monitoring and holding prospective or actual investments” Please supplementally explain to Staff how this is consistent with the terms of the Advisory Agreement, as disclosed, where the Adviser is compensated to “identify, evaluate, negotiate the structure of investments” and to “execute, close, service and monitor” investments.

Response 34. The Company advises the Staff that a copy of the Advisory Agreement will be included as an Exhibit to the Amended Registration Statement. The Company notes that, as set forth in the Advisory Agreement, the Company’s expenses include, under (xii), fees, costs, and expenses related to prospective or potential investments that are not ultimately made (emphasis added). These broken-deal expenses are permissible Company expenses and the Company’s payment of broken-deal expenses is consistent with industry expense practices. Under (xv), the Company is responsible for “investment costs”, including portfolio investment and transaction-related expenses, incurred by or for the Company. In addition the Company is responsible for investment and transaction-related expenses set forth in (xiv). The disclosure is intended to list with specificity the relevant fees that could be charged to the Company that are properly characterized as investment costs. By way of example and without limitation, investment costs include fees and expenses of outside legal counsel, consultants, and other third parties retained in connection with evaluating, including performing due diligence on, prospective investments or negotiating and structuring credit agreements with portfolio companies. These investment costs are permissible Company expenses and the Company’s payment of investment costs is consistent with industry expense practice. The Company confirms to the Staff that investment costs that are properly Company expenses are not duplicative of advisory fees paid to the Adviser.

Comment 35. Within the subsection pertaining to payment of Company expenses on page 12, please clarify the types of costs covered by bullet number (xxx). What costs would be “associated with individual or group of stockholders”?

Response 35. The Company supplementally advises the Staff that under costs associated with individual or group stockholders, including stockholder services, the Company will pay for shareholder services related to any individual stockholders or group of stockholders (including receiving and responding to inquiries and instructions from stockholders, groups of stockholders, or their representatives or intermediaries relating to the Company). The disclosure has been revised to include “stockholder services.”

Comment 36. Within the subsection pertaining to “Other Considerations,” the company refers to “Board Criteria.” The term appears in the section with capitalized letters, but is undefined. Please either define the term or remove the capitalized letters.

Response 36. The disclosure has been revised accordingly.

Comment 37. Within the Valuation subsection on page 16, the Company states that, “There is no guarantee that the NAV per Share will be equal to the offering price of the Company’s Shares at any Closing.” Please clarify that the offering price will not be below the NAV.

Response 37. The disclosure has been revised accordingly.

Comment 38. Within the “How We Use Information” subsection on page 18, the Company writes “Among other things [emphasis added], we may use Confidential Investor Information to service your account or send you annual reports, proxy statements or other information required by law.” Please clarify for what other purposes the Company may use Confidential Investor Information.

Response 38. The disclosure has been revised. The Company supplementally confirms that any use of Confidential Investor Information will be in accordance with applicable law.

Item 1A. Risk Factors

Comment 39. Within the risk disclosure, “We are a new company and have no operating history,” the Company discloses that it may make temporary investments in securities of other RICs. However, the “Temporary Investments” subsection on page 14 does not discuss securities of other RICs. Please harmonize the disclosure in the two sections.

Response 39. The disclosure has been revised accordingly.

Comment 40. The section includes disclosure pertaining to investments in other RICs (page 30), junior unsecured loans (page 43), “covenant-lite” obligations (page 44), bridge financings (page 44), and companies that are experiencing significant financial or business difficulties (page 48). To the extent such investments are principal investments of the Company, please include corresponding strategy disclosure.

Response 40. While the Company may invest in other RICs, junior unsecured loans, “covenant-lite” obligations, bridge financings, and companies that are experiencing significant financial or business difficulties, none of these investments are intended to be principal investments of the Company. The Company’s strategy disclosure has been revised accordingly.

Comment 41. Within the risk disclosure, “We may borrow money and enter into transactions, which may magnify the potential for gain or loss and may increase the risk of investing in us,” on page 33, please clarify that the use of leverage will increase the management fee paid to the Adviser and the relevant conflicts of interest.

Response 41.    The disclosure has been revised accordingly.

Comment 42. With the “Our Adviser and its affiliates, officers, investment professionals and employees may have certain conflicts of interest” risk disclosure on page 33, the Company disclose that, “Although our Adviser and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by other clients or entities managed by our Adviser or its affiliates.” Please revise this disclosure as it appears inconsistent with the terms of the Company’s co-invest order.

Response 42. The disclosure has been clarified. The Company supplementally advises the Staff that it believes the prior disclosure was accurate. Condition 1 of the Order requires that the Company be notified of all potential co-investment transactions that fall within the then-current objectives and strategies and board-established criteria of the Company. Other funds and accounts managed by the Adviser and its affiliates may have objectives and strategies that do not overlap with the investment objectives and strategies (or board-established criteria) of the Company. Therefore, the Company may not be given the opportunity to participate in such inappropriate investments made by other clients managed by the Adviser or its affiliates under the Order.

Comment 43. The Staff notes that the Company lists CFTC rulemaking as a principal risk. Please clarify if derivatives are part of the principal strategy of the Company, and update the strategy and risk sections as appropriate. If derivatives do not constitute a principal strategy of the Company, please clarify why CFTC rulemaking with respect to derivatives is a principal risk. Furthermore, please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the Company expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response 43. The disclosure has been revised to reflect that CFTC rulemaking is not a principal risk of the Company. The Company notes that “Item 1A – Risk Factors” is drafted pursuant to Item 105(a) of Regulation S-K, which is not limited to principal risk factors.

Comment 44. Please add risk disclosures regarding investments in third-party collateralized loan obligations and BLS, both of which are discussed in Item 1.

Response 44. The Company advises the Staff that it discloses investment risks with respect to third-party CLOs under “Item 1A. Risk Factors – Our investments in third-party CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.” The Company has supplemented this disclosure in response to this comment. The Company advises the Staff that it believes the principal risks of BSLs are adequately disclosed in the existing Registration Statement, including as described under “Item 1A. Risk Factors – Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.”

Comment 45. With the risk disclosure, “Non-U.S. Securities,” on page 41, please disclose that non-US markets may have different accounting, auditing, and financial standards.

Response 45. The disclosure has been revised accordingly.

Comment 46. Within the risk disclosure, “We May invest in instruments with a deferred interest feature” on page 52, please disclose:

a)	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

b)	The Company may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Company assets; and

c)	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response 46. The disclosure has been revised accordingly.

Comment 47. The Staff notes the Company includes ESG risk disclosure on page 60. Please confirm if ESG constitutes a principal investment strategy of the Company. If it does, please:

a)	Identify examples of ESG criteria that the Company considers in its investment selection process.

b)	Disclose whether the Company make investments that do not meet the adviser’s ESG criteria.

Response 47. The Company has revised the disclosure to reflect the ESG investment strategies of the Company, including ESG criteria.

Item 7. Business – Certain Relationships and Related Transactions, and Director Independence

Comment 48. On page 68, the Company contemplates engaging in cross trades. Please clarify if the cross trades disclosure applies only to publicly traded securities. If not, please explain how such cross trades in private securities will be structured to comply with Section 57 of the Act.

Response 48. The Company confirms that any cross trades will be in compliance with the requirements of Section 57 of the 1940 Act, Rule 17a-7 thereunder, and the Company’s Rule 17a-7 policies and procedures.

Item 12. Indemnification of Directors and Officers

Comment 49. Notwithstanding Delaware law, provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to all relevant Organizational Documents, or otherwise modify these documents, to clarify explicitly that notwithstanding anything to the contrary in the relevant document, nothing in the relevant document modifying, restricting or eliminating the duties or liabilities of trustees or officers, shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response 49. The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it believes its Organizational Documents comply with federal securities laws with respect to fiduciary duties.

Accounting Comments

Comment 50. On page 6, Incentive fee section is open and is missing the graphic. Please update the section accordingly.

Response 50. This section has been updated accordingly.

Comment 51. Please confirm in correspondence that the Registrant will evaluate the applicability of Rules 3-09 and 4-08(g) of Regulation S-X and the appropriate inclusion of financial statements and/or summary financial information.

Response 51. The Company respectfully acknowledges the Staff’s comment and confirms that it will evaluate the applicability of Rules 3-09 and 4-08(g) of Regulation S-X and the appropriate inclusion of financial statements and/or summary financial information.

Should you have any questions regarding this letter, please contact me at (212) 698-3889.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:	Asen Parachkevov, Branch Chief

Andrea Ottomanelli Magovern, Assistant Director

Paul S. Stevens, Dechert LLP